N E W S R E L E A S E

January 12, 2015

Nevsun Delivers Top End of 2014 Production Guidance

2014 HIGHLIGHTS

  Exceeded 21.6 million hours without a lost time injury (now over 3 years without an LTI)
  Produced 196 million pounds of copper in concentrate against guidance of 180 to 200 million pounds
  Ended 2014 with a cash balance of $442 million
  Executed a successful 27,300 metre exploration program
  Progressing zinc expansion – on time and on budget

Q4 2014 HIGHLIGHTS

  Produced 53 million pounds of copper
  Fourth successive quarter of copper recovery increases
  Improved Q4 2014 waste mining tonnage and daily milling throughput rates
  Successful exploration results at Harena
  Announced a 14% increase in the quarterly dividend

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (Nevsun or the Company) is pleased to confirm strong Q4 2014 production results which ensured we achieved our 2014 annual production guidance.

A summary of the Company’s quarterly and full year operating results follow:

	Q4 2014	Q3 2014	Q2 2014	Q1 2014	2014 Year
Mining
Ore mined, tonnes	617,000	481,000	697,000	487,000	2,282,000
Waste mined, tonnes	3,380,000	2,707,000	2,719,000	3,471,000	12,277,000
Strip ratio	5.5	5.6	3.9	7.1	5.4
Milling
Ore milled, tonnes	573,000	477,000	386,000	353,000	1,789,000
Copper feed grade, %	4.9	6.3	6.6	6.1	5.9
Processing
Recovery % of copper	85.7	85.6	84.6	83.5	85.0
Copper in concentrate, mlbs	52.5	56.4	47.4	39.7	196.0
Copper in concentrate, tonnes	23,800	25,600	21,500	18,000	88,900

Cliff Davis, Nevsun CEO, commented, “We are very pleased to have delivered on our 2014 guidance.  The entire operating team at Bisha managed the transition to copper very well and they have delivered an incredible first year of commercial copper production.  It was critical to ensure we maximized the high-grade phase of the supergene ore in 2014.  With a solid year of operating experience in the copper phase under our belts, we are poised for a strong 2015.  We were very pleased to see higher mining and milling rates during Q4 2014 which give confidence throughput rates can increase when feed grades gradually decline.”

The Company has previously announced drilling results in the largely underexplored Bisha VMS district.  A key element of the Company’s organic growth strategy is to leverage opportunities in the immediate mine area to optimize and extend the mine life of Bisha.  “Our track record of operation and exploration success has given us the confidence to raise our dividend once again as a reward for our shareholders.  With $442 million in the bank at December 31, 2014, or approximately US$2.21 per share, we are well positioned to fund external growth opportunities that arise that fit our external growth criteria: diversification, asset quality and return for our shareholders.”

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial copper concentrate production in December 2013 and ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or inadequate fuel quality required to effectively operate power generators for the plant or otherwise or costs or required repairs to the copper floatation plant; or (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2013, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2013, and the Company’s Management Discussion and Analysis for the year ended December 31, 2013, for a more complete discussion of the risk factors associated with our business.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: NSU@kincommunications.com Website: www.nevsun.com